

Energy Fuels to Present at NobleCon12 on Monday, January 18, 2016

Lakewood, Colorado – January 15, 2016

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company"), one of the top producers of uranium in the United States, is pleased to announce that Curtis H. Moore, Vice President of Marketing and Corporate Development, will present at NobleCon12 – Noble Financial Capital Markets' Twelfth Annual Investor Conference at Club Med in Sandpiper Bay, Florida on Monday, January 18, 2016 at 11:00 am Eastern Standard Time.

Stephen P. Antony, President and CEO of Energy Fuels stated: "Recently, many energy commodities have experienced considerable downward pressure. But, uranium is an exception because of the unique nature of nuclear markets. China is aggressively building new nuclear power plants, Japan's nuclear fleet is returning to service, South Korea continues to expand its global leadership in the nuclear sector, the U.S. is starting its first new reactor in over 20 years, and nuclear played a prominent role at the recent COP21 climate talks in Paris. As a result, uranium – the fuel for nuclear energy – enjoys compelling long-term market fundamentals that point to potentially higher prices in 2016 and beyond."

Mr. Moore will discuss these fundamentals, and how Energy Fuels expects to benefit from increasing uranium prices through its U.S.-based conventional and *in-situ* recovery ("ISR") uranium production platform, large-scale mine projects, and industry-leading uranium resource portfolio.

Following the Conference on January 22, 2016, a high-definition video webcast of Energy Fuels' presentation and a copy of the presentation materials will be available on the Company's website (www.energyfuels.com), or as a part of a complete catalog of presentations available at Noble Financial websites: www.noblefcm.com, or www.nobleconference.com. You will require a Microsoft SilverLight viewer (a free download from the presentation link) to participate. The webcast and presentation will be archived on the Company's website and on the Noble website for 90 days following the event.

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

About Noble Financial Capital Markets: Noble Financial Capital Markets established in 1984, is an equity-research driven, full-service, investment & merchant banking boutique focused on the healthcare, media & entertainment, technology and natural resources sectors. The company has offices in Boca Raton, New York, Boston and Los Angeles. In addition to the annual multi-sector NobleCon, each year Noble hosts numerous "non-deal" corporate road shows and sector-specific conferences. Members: FINRA, SIPC, MSRB. www.noblefcm.com.

Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com